LEVY & BOONSHOFT, P.C.
ATTORNEYS AT LAW
477 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 751-1414
FACSIMILE: (212) 751-6943

                                November 8, 2007

Via EDGAR and Overnight Delivery

Mark P. Shuman, Esq.
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:           EnterConnect, Inc.
Amendment No. 3 to Form SB-2
Filed: November 8, 2007
File Number 3323-145487

Dear Mr. Shuman:

Please be advised that this firm is special securities counsel to EnterConnect Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated November 8, 2007 (the “Comment Letter”).  In response to these comments, the Issuer has caused to be filed Amendment No. 3 to the Form SB-2, a redlined version of which is enclosed with the original of this letter.  The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary.  Our responses follow the text of each comment reproduced consecutively for your convenience.

Cover Page

1.
We note that, in your Selling Security Holders and Plan of Distribution sections, you state that affiliates of EnterConnect will be selling their shares at a fixed price of $1.00 per share for the duration of the offering and that the shares offered by non-affiliates that will change to market or privately negotiated prices if and when EnterConnect’s shares become quoted on the OTCBB.  This is in conflict with what is stated on your Cover Page which states that all shares will change at that point.  Please revise or advise, as applicable.

The disclosure in the Selling Security Holders section was revised as follows:

SELLING SECURITY HOLDERS

This prospectus will also be used for the offering of shares of our common stock owned by selling security holders. The selling security holders may offer for sale up to 4,887,112of the 26,191,928 shares of our common stock issued to them.  The sales price to the public is fixed at $1.00 per share until such time as the shares of our common stock become traded on the Bulletin Board operated by the Financial Industry Regulatory Authority or another exchange. If our common stock becomes quoted on the OTC Bulletin Board or another exchange, and thereafter at prevailing market prices or privately negotiated prices or on any stock exchange or automated inter-dealer quotation system on which our common stock may be listed or otherwise at fixed prices that may be changed, at market prices prevailing at the time of sale, or at prices otherwise negotiated. There is no assurance that our shares of common stock will ever be traded on the OTC Bulletin Board.  ~~Selling security holders and Affiliates may sell their shares at $1.00 per share during the duration of this offering. Non-affiliates may sell their shares at $1.00 until our securities become quoted on a securities exchange and thereafter at market prices or in negotiated private transactions.~~ We will not receive any proceeds from such sales. The resale of the securities by the selling security holder is subject to the prospectus delivery and other requirements of the Securities Act. All selling security holders have been advised to notify any purchaser of their shares that none of the proceeds from the sale of their stock will go to the Company. All expenses of this offering are being paid for by us on behalf of selling security holders. The following table sets forth information on our selling security shareholders.

Selling Security Holders, page 9

2.
We note that Santosh Hedge, Sam Jankovich, Jamie Jaye, and Sumant Munjal are listed among the selling security holders on page 11-12; however, the table indicates that the maximum number of shares to be sold by each of these persons is nil.  Please remove these persons from the table if they are not offering shares under the prospectus.

All security holders for whom no shares of the Issuer's common stock were being registered, Santosh Hedge, Sam Jankovich, Jamie Jaye, Dean Galland, Private Capital Group, LLC, Sumant Munjal and Timothy Tang, which includes those holders listed in Comment 2, have been removed from the table of Selling Security Holders.

Item 28, Undertakings, page II-7

3.
We note that you include the undertaking specified in Item 512(f)(1) – (2) of Regulation S-B.  However, it does not appear that you omit information that is dependent upon the public offering price, which is fixed initially.  In your response letter, tell us why Rule 430 A is applicable to your filing and explain how you are relying upon that rule.  Alternatively, refer to paragraph (g)(2) of Item 512 of Regulation S-B and revise as applicable.

The Undertaking has been replaced with the following:

UNDERTAKINGS

Item 28.  Undertakings .

If the small business issuer is subject to Rule 430C, include the following:

Each prospectus filed pursuant to Rue 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Should you have any questions or require any further information, please do not hesitate to contact the undersigned.

Very truly yours,

Levy & Boonshoft, P.C.

Levy & Boonshoft, P.C.